230 Constitution Drive Menlo Park, CA 94025 (650) 433-2900

June 9, 2015

Via EDGAR

Mr. Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	Asterias Biotherapeutics, Inc. Registration Statement on Form S-3 File No. 333-204441	Acceleration Request Requested Date: June 10, 2015 Requested Time: 4:30 pm Eastern Time

Dear Mr. Riedler:

Asterias Biotherapeutics, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel, Dentons US LLP, may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Once the Registration Statement has been declared effective, please orally confirm that event with Jeffrey A. Baumel of Dentons US LLP, counsel to the Company, at (212) 768-5374.

The Company acknowledges that:

•	should the U.S. Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ASTERIAS BIOTHERAPEUTICS, INC.

By:	/s/Pedro Lichtinger

Name: Pedro Lichtinger

Title: Chief Executive Officer

cc:	Jeffrey A. Baumel, Esq.
Dentons US LLP